SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of  MAY ,  2004.
                                       -------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  May 27, 2004                        By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                             MARCH 31, 2004 AND 2003

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the three months ended March 31, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)




                                                     MARCH 31,     DECEMBER 31,
                                                       2004            2003
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,772,195       3,273,437
Amounts receivable and prepaids                         116,893          71,867
                                                   ------------    ------------
                                                      2,889,088       3,345,304

CAPITAL ASSETS (Note 3)                                 168,770          11,476

MINERAL PROPERTY COSTS (Note 4)                       2,186,358       1,564,937
                                                   ------------    ------------
                                                      5,244,216       4,921,717
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 76,790         138,853
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                6,110,002       5,529,478

CONTRIBUTED SURPLUS                                     533,861         278,333

DEFICIT                                              (1,476,437)     (1,024,947)
                                                   ------------    ------------
                                                      5,167,426       4,782,864
                                                   ------------    ------------
                                                      5,244,216       4,921,717
                                                   ============    ============



APPROVED BY THE DIRECTORS

/s/ David Henstridge  , Director
----------------------

/s/ Harvey Lim        , Director
----------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2004            2003
                                                         $               $
EXPENSES

Accounting and administration                             3,000          15,600
Audit                                                     6,070               -
Consulting                                               22,289          29,342
Depreciation                                              1,386               -
Investor relations                                        6,000           6,000
Legal                                                     9,870           3,890
Management fees                                           7,500           4,000
Office                                                   25,375           9,264
Regulatory                                                  863           4,888
Rent                                                      1,350               -
Salaries and benefits                                     8,753               -
Shareholder costs                                         7,235           2,900
Stock-based compensation                                278,400           3,579
Transfer agent                                            4,229           1,953
Travel and related                                       80,962          39,166
                                                   ------------    ------------
                                                        463,282         120,582
                                                   ------------    ------------

LOSS BEFORE OTHER ITEM                                (463,282)        (120,582)

OTHER ITEM
Interest income                                          11,792             910
                                                   ------------    ------------
NET LOSS FOR THE PERIOD                                (451,490)       (119,672)

DEFICIT - BEGINNING OF PERIOD                        (1,024,947)       (264,543)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (1,476,437)       (384,215)
                                                   ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  ($0.03)         ($0.02)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                      15,272,054       5,919,734
                                                   ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED
                                                              MARCH 31,
                                                   ----------------------------
                                                       2004            2003
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (451,490)       (119,672)
Adjustment for items not involving cash
     Stock-based compensation                           278,400           3,579
     Depreciation                                         1,386               -
                                                   ------------    ------------
                                                       (171,704)       (116,093)

Increase in amounts receivable and prepaids             (45,026)        (63,776)
Increase (decrease) in accounts payable
     and accrued liabilities                            (62,063)         20,794
                                                   ------------    ------------
                                                       (278,793)       (159,075)
                                                   ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral property costs                 (621,421)       (264,265)
Purchases of capital assets                            (158,680)              -
                                                   ------------    ------------
                                                       (780,101)       (264,265)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                               557,652         516,540
Share issue costs                                             -          (6,300)
                                                   ------------    ------------
                                                        557,652         510,240
                                                   ------------    ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
     -  DURING THE PERIOD                              (501,242)         86,900
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       3,273,437         385,678
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS  - END OF PERIOD            2,772,195         472,578
                                                   ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
     Cash                                               772,195         437,578
     Short-term deposit                               2,000,000          35,000
                                                   ------------    ------------
                                                      2,772,195         472,578
                                                   ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004



                                   CINCO MINAS     GRAN CABRERA       TINKA           OTHER           TOTAL
                                        $               $               $               $               $


BALANCE, BEGINNING OF PERIOD            866,202           6,800           4,491               -         877,493
                                   ------------    ------------    ------------    ------------    ------------
EXPENDITURES
     DURING THE PERIOD

     Assays                               2,703               -               -           1,438           4,141
     Assays preparation                     584               -               -               -             584
     Camp costs                           8,948               -               -               -           8,948
     Communications                       6,011               -               -                -          6,011
     Drilling                            56,626               -               -               -          56,626
     Environmental                       10,635             382               -           1,300          12,317
     Geological                          81,920           3,779               -           7,500          93,199
     Mine rights                          2,435               -               -               -           2,435
     Other                                    -               -               -           1,969           1,969
     Scoping study                       29,903               -               -               -          29,903
     Site access                         32,599           1,101               -               -          33,700
     Supplies                             1,774               -               -               -           1,774
     Topography                           1,458               -               -               -           1,458
     Travel                               9,760           2,555               -           1,270          13,585
     Wages                               29,790               -               -               -          29,790
     Water study                          5,884               -               -               -           5,884
                                   ------------    ------------    ------------    ------------    ------------
                                        281,030           7,817               -          13,477         302,324
                                   ------------    ------------    ------------    ------------    ------------
BALANCE, END OF PERIOD                1,147,232          14,617           4,491          13,477       1,179,817
                                   ============    ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ( "TSXV") under the symbol "TM". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

         The Company is in the process of exploring mineral properties located in Mexico and Peru. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral property costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

         Management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for fiscal 2004. However, the Company recognizes that exploration expenditures may change with ongoing results, and, as a result, it may be required to obtain additional financing. While the Company has been successful in securing financings in the past, there can be no assurance it will be able to do so in the future.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CAPITAL ASSETS


                                                     MARCH 31,     DECEMBER 31,
                                                       2004             2003
                                                         $                $

         Building                                       128,310               -
         Office                                          17,633           4,810
         Vehicles                                        25,256           7,709
                                                   ------------    ------------
                                                        171,199          12,519
         Less accumulated depreciation                   (2,429)         (1,043)
                                                   ------------    ------------
                                                        168,770          11,476
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       MINERAL PROPERTY COSTS

                                                  MARCH 31, 2004                                 DECEMBER 31, 2003
                                   --------------------------------------------    --------------------------------------------
                                   ACQUISITION      EXPLORATION                     ACQUISITION    EXPLORATION
                                      COSTS        EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                        $                $               $               $               $                $

         Cinco Minas                    683,016       1,147,232       1,830,248         430,239         866,202       1,296,441
         Gran Cabrera                   169,132          14,617         183,749         169,132           6,800         175,932
         Tinka                           88,073           4,491          92,564          88,073           4,491          92,564
         Other                           66,320          13,477          79,797               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      1,006,541       1,179,817       2,186,358         687,444         877,493       1,564,937
                                   ============    ============    ============    ============    ============    ============

         a)       Cinco Minas, Mexico

                  By agreements dated July 6, 2002 and August 18, 2002, the Company has an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US$50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US$2.5 million and issuing 1.1 million common shares (300,000 shares issued) of the Company over a three year period.

         b)       Gran Cabrera, Mexico

                  On October 23, 2002, the Company entered into an agreement whereby the Company has an option to earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US$45,500 payment for past property taxes (paid), conducting exploration expenditures totalling US$2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.

         c)       Tinka, Peru

                  On May 31, 2002, the Company entered into an agreement whereby the Company has an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company may purchase the 1% NSR at any time for US$750,000.

                  On February 19, 2003, the Company entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka an option to earn a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources has agreed to assume the Company's share issuance obligations to the vendor, through the issuances of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million, over a three year period. As at March 31, 2004, Tinka Resources has represented that it has incurred approximately $95,000 of expenditures.

                  Certain officers and directors of the Company are also directors and officers of Tinka Resources, a public company which also trades on the TSXV.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       SHARE CAPITAL

         Authorized:  100,000,000 common shares with no par value

         Issued:                                          MARCH 31, 2004                DECEMBER 31, 2003
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $


         Balance, beginning of period                14,451,200       5,529,478       6,824,000       1,218,726
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
              - private placements                            -               -       5,442,500       3,816,000
              - exercise of options                     113,000          70,422         218,000          43,371
              - exercise of warrants                  1,194,670         510,102       1,613,000         543,620
         For agent's and finder's fees                        -               -         153,700         120,698
         For mineral properties                               -               -         200,000         136,000
                                                   ------------    ------------    ------------    ------------
                                                      1,307,670         580,524       7,627,200       4,659,689
         Less:  share issue costs                             -               -               -        (348,937)
                                                   ------------    ------------    ------------    ------------
                                                      1,307,670         580,524       7,627,200       4,310,752
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      15,758,870       6,110,002      14,451,200       5,529,478
                                                   ============    ============    ============    ============


         (a)      Stock Options

                  A summary of the Company's outstanding stock options at March 31, 2004, and the changes for the three months ended March 31, 2004, is presented below:

                                                     OPTIONS         WEIGHTED
                                                   OUTSTANDING        AVERAGE
                                                       AND           EXERCISE
                                                   EXERCISABLE         PRICE
                                                                         $

                  Balance, beginning of period          898,400        0.47
                  Granted                               405,000        1.16
                  Exercised                            (113,000        0.42
                  Cancelled                            (200,000        0.52
                                                   ------------
                  Balance, end of period                990,400
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at March 31, 2004:

                  EXERCISE         NUMBER OF OPTIONS
                   PRICE              OUTSTANDING          EXPIRY DATE
                     $

                    0.23                171,000            July 15, 2005
                    0.52                 59,400            December 05, 2005
                    0.55                140,000            December 19, 2005
                    0.57                215,000            January 14, 2006
                    1.16                355,000            January 19, 2007
                    1.14                 50,000            January 30, 2007
                                        -------
                                        990,400
                                        =======

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5. SHARE CAPITAL (continued)

                  During the three months ended March 31, 2004, the Company granted 405,000 stock options to employees, directors and consultants and recorded compensation expense of $278,400.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:


                  Risk-free interest rate                 1.18%
                  Estimated volatility                 85% - 86%
                  Expected life                        1.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.69 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (b)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at March 31, 2004, and the changes for the three months ended March 31, 2004, is as follows:

                                                                      NUMBER

                  Balance, beginning of period                        6,870,500
                  Exercised                                          (1,194,670)
                                                                   ------------
                  Balance, end of period                              5,675,830
                                                                   ============

                  The following table summarizes information about the warrants outstanding and exercisable at March 31, 2004:


                    EXERCISE       NUMBER
                     PRICE       OUTSTANDING   EXPIRY DATE
                       $

                      0.20          285,000    May 27, 2004
                      0.40          280,000    October 15, 2004
                      0.40          240,000    December 13, 2004
                      0.55          395,330    August 19 2004
                      1.15          518,000    March 04, 2005
                  1.00 / 1.35       937,500    December 19, 2004 / June 19, 2005
                  1.00 / 1.35     3,020,000    December 23, 2004 / June 23, 2005
                                  ---------
                                  5,675,830
                                  =========

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)

5. SHARE CAPITAL (continued)

         (c) As at March 31, 2004, 757,800 common shares are held in escrow and are released in equal semi- annual instalments of 252,600 shares ending May 27, 2005.


6.       RELATED PARTY TRANSACTION

         During the three months ended March 31, 2004, the Company incurred $31,850 for accounting, administration, consulting and management services and office rent provided by the President of the Company and by corporations controlled by a director of the Company. As at March 31, 2004, $2,672 remained unpaid and has been included in accounts payable and accrued liabilities.


7.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results during the three months ended March 31, 2004.

         The Company's total assets as at March 31, 2004 are segmented geographically as follows:


                                                         MARCH 31, 2004
                                   ------------------------------------------------------------
                                                     PERUVIAN        MEXICAN
                                                      MINERAL        MINERAL
                                    CORPORATE       OPERATIONS      OPERATIONS         TOTAL
                                        $                $              $                $


         Current assets               2,788,614               -         100,474       2,889,088
         Capital assets                  12,501         128,310          27,959         168,770
         Mineral property costs               -          92,654       2,093,794       2,186,358
                                   ------------    ------------    ------------    ------------
                                      2,929,425         220,964       2,222,227       5,244,216
                                   ============    ============    ============    ============

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE QUARTER ENDED MARCH 31, 2004



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at May 26, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and 2003 and the audited consolidated financial statements for the years ended December 31, 2003 and 2002 of Tumi Resources Limited. (the "Company") where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company is currently focusing its financial resources in conducting an exploration program for silver and gold on its Cinco Minas Property in Mexico. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

Cinco Minas

The Cinco Minas Project was the focus of the Company's exploration activities during fiscal 2003. The primary objective at Cinco Minas was to conduct studies to confirm previously reported findings and a drill program to test the potential tonnage needed for an open-pitable or underground silver-gold resource.

During the year ended December 31, 2003, the Company spent $686,035 for underground channel sampling, a 22 hole drill program and metallurgical test work. These activities were completed during the quarter ended March 31, 2004. The results were favourable and, as a result, the Company engaged Behre Dolbear & Company to undertake a scoping study on the El Abra resource area and provide a recommendation for future work to advance the project to a full feasibility study. A total of $281,030 was incurred on exploration activities on the Cinco Minas Project during the March 31, 2004 quarter.

During the remainder of 2004, the Company will undertake further drilling and mining studies at Cinco Minas. The Company's budget for this exploration work is US $500,000.

Jamaica and San Jorge

The Company has acquired an additional 10,903 hectares of mining exploration concessions containing extensive zones of alteration and brecciation to the north and WNW of the Cinco Minas Project. These concessions have old silver/gold mine workings and surround Stroud Resources/New Bullet Group's Santo Domingo-La Espanola concession area. Both areas acquired are contiguous to the original core Cinco Minas Project area.

Gran Cabrera

During 2003 and the first quarter in 2004, work on Gran Cabrera was limited to recompilation of old data on the area and landsat imagery studies. Costs of $7,817 were incurred in the March 2004 quarter. An initial work program, estimated at US $200,000, commenced in April 2004. The program will consist of geological mapping and verification or extension of earlier channel sampling of vein, stockwork and breccia hosted precious metal mineralization.

Tinka

The Company has an agreement whereby the Company has an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru. In February, 2003, the Company entered into an agreement with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka an option to earn a 70% interest in the option on the Tinka property. Tinka Resources has agreed to assume the Company's share issuance obligations to the vendor, and conduct exploration expenditures and make all property holding costs totalling US $2.5 million, over a three year period. Tinka Resources has incurred approximately $95,000 of expenditures, in which it conducted a first phase work program in November and December 2003. The program comprised of a ground horizontal loop electromagnetic survey ("HLEM") over the core area of the property, together with an initial follow up drill program.

Tinka Resources reported that the HLEM survey successfully defined six distinct electromagnetic anomalies up to 1 km in length, four of which generally trend NE-SW and parallel to each other. A total of 19.5 line-km of HLEM was completed by VDG del Peru S.A.C., along thirteen parallel N-S grid lines that had been located by use of a high resolution GPS. The intent of the survey was to seek the presence of conductive sulphides within the previously outlined large induced polarization anomaly.

Tinka Resources also completed three reverse circulation drill holes in the area totalling 262 meters. One hole targeted known surface copper mineralization and two holes targeted HLEM anomalies. All three holes intersected a sequence of highly silicified, pyritic volcanics and all three holes intersected anomalous copper values.

Tinka Resources has not provided the Company of its next phase exploration on the Tinka Prospect.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                               YEARS ENDED DECEMBER 31,
                                       2003            2002            2001
                                         $               $               $
OPERATIONS:

Revenues                                      -               -               -
Income (loss)                          (760,404)       (253,757)        (10,199)
Basic and diluted income
     (loss) per share                     (0.09)          (0.09)          (0.01)
Dividends per share                           -               -               -

BALANCE SHEET:

Working capital                       3,206,451         338,569         304,797
Total assets                          4,921,717       1,034,106         307,899
Total long-term liabilities                   -               -               -


The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                                2004                          2003                                     2002
                             ---------   ---------------------------------------------   ---------------------------------
                              MAR. 31     DEC. 31     SEPT. 30    JUN. 30     MAR. 31     DEC. 31     SEPT. 30    JUN. 30
                                 $           $           $           $           $           $            $          $

OPERATIONS:

Revenues                             -           -           -           -           -           -           -           -
Net income (loss)             (451,490)   (369,319)    (17,419)    (99,994)   (119,672)   (186,310)    (24,917)    (32,059)
Basic and diluted
     loss per share              (0.03)     (0.04)       (0.02)      (0.01)      (0.02)      (0.07)      (0.01)      (0.01)
Dividends per share                  -           -           -           -           -           -           -           -

BALANCE SHEET:

Working capital              2,812,290   3,206,451     458,103     125,509     468,451     304,797     230,579     257,714
Total assets                 5,244,216   4,921,717   1,889,549   1,330,483   1,449,047     307,897     598,521     403,436
Total long-term liabilities          -           -           -           -           -           -           -           -



RESULTS OF OPERATIONS

During the quarter ended March 31, 2004, the Company reported a loss of $451,490 ($0.03 per share), an increase of $331,818, compared to a loss of $119,672 ($0.02 per share) during the comparable period in 2003. A significant portion of the increase in loss in 2004 is attributed to the Company's prospective application of the fair value method of accounting for stock options granted to its employees and directors. During 2004, the Company recorded a non-cash compensation expense of $278,400 relating to stock options granted to the Company's employees, directors and consultants. In 2003, the Company recorded an expense of $3,579 for the vesting of stock options granted to its consultants. No stock options were granted in 2003 to its directors and employees.

Excluding the stock-based compensation, general and administrative expenses of $184,882 were reported in 2004, an increase of $67,879 from $117,003 in 2002. In general, costs increased in 2004 due to the increase in corporate activities and Company funding. In addition, during 2004 the Company incurred additional costs relating to office renovations and the hiring of one full-time employee. Accounting and administrative expenses incurred with Chase Management Ltd. ("Chase") decreased in 2004 by $12,600, from $15,600 in 2003 to $3,000 in 2004.
During 2003, Chase provided significant accounting and professional services in the preparation of and on-going dealings with the Company's Form 20-F registration statements. Audit and legal fees also increased substantially in 2004 due to the increased requirements for ongoing corporate reporting. Consulting fees, office expenses, travel expenses and shareholder costs increased in 2004 due to costs associated with increasing the Company's market awareness and corporate development. Trips were made to Europe during 2004.

During 2004, the Company reported $11,792 interest income compared to $910 in 2003. The interest income was generated from short-term funds held and increased from higher levels of funds held in 2004 compared to 2003.

During 2004, the Company spent $621,421 cash on acquisition costs and exploration activities on its mineral property interests. In total, the Company incurred $533,807 on Cinco Minas, $7,817 on Gran Cabrera and $79,797 on other properties. During 2003, the Company incurred a total of $264,265, of which $258,198 related to Cinco Minas and $6,067 on Gran Cabrera.

During 2004, the Company received $580,524 on the exercises of stock options and warrants. During 2004, a total of $518,571 was raised through a $468,900 private placement and $43,371 from the exercises of stock options.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at March 31, 2004, the Company had working capital of $2,812,298. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company is currently focusing on its Cinco Minas Property in Mexico. It intends to maintain its option requirements on its Cinco Minas and Gran Cabrera properties. The Company's option payments and expenditure requirements on the Tinka Prospect has been assumed by another party who is earning its interest in the project. Details of the Company's option payment and expenditure commitments are disclosed in Note 4 to the March 31, 2004 interim consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements other than the obligations related to the Company's mineral option agreements disclosed above.

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the annual consolidated financial statements for the year ended December 31, 2003.

CHANGES IN ACCOUNTING PRINCIPLES

Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after January 1, 2003 to employees and directors. The impact of the Company's application of Section 3870 is disclosed in Note 6(a) to the March 31, 2004 interim consolidated financial statements.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2004 the Company paid:

         i) $15,000 to David Henstridge for his services as President of the Company;

         ii) $3,000 for accounting and administrative services and $1,350 for office rent to Chase, a private corporation owned by Nick DeMare; and

         iii) $12,000 for consulting services provided by DNG Capital Corp., a private corporation owned by Nick DeMare.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's material mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $2,000 and may be cancelled by either party on 15 days notice. During the three months ended March 31, 2004, the Company paid $6,000 to Mr. Nicolaas.

OUTSTANDING SHARE DATA

The Company's authorized share capital is100,000,000 common shares with no par value. As at March 31, 2004 and 2003, there were 15,758,870 outstanding common shares compared to 7,570,000 shares outstanding at March 31, 2003. The increase reflects the success of the Company in raising new equity through private placement financings and the exercises of stock options and warrants. The Company also issued shares for agent's and finders fees and for mineral property acquisitions. As at March 31, 2004, there were 990,400 stock options which were outstanding and exercisable, with exercise prices ranging from $0.42 and $1.16 per share. In addition, there were 5,675,830 warrants outstanding and which expire between May 27, 2004 and June 23, 2005 with exercise prices between $0.20 and $1.35 per share. More information on these instruments and the terms of their conversion are set out in Note 6 to the March 31, 2004 interim consolidated financial statements.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, DAVID HENSTRIDGE, CHIEF EXECUTIVE OFFICER of TUMI RESOURCES LIMITED, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Tumi Resources Limited for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    May 27, 2004


         /s/ David Henstridge
         -----------------------
         David Henstridge
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, HARVEY LIM, DIRECTOR and acting in the capacity of CHIEF FINANCIAL OFFICER of TUMI RESOURCES LIMITED., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Tumi Resources Limited for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    May 27, 2004


         /s/ Harvey Lim
         --------------
         Harvey Lim
         Director